File #82-4555

BLACKROCK

January 7, 2002

02015220

SUPPL

02 FEB 19 AM 8:29

Securities and Exchange Commission
450 – 5th Street N.W.
Room 3094 (36)
Washington DC
20549

Dear Sirs:

RE: Section 12g3-2(b) Exemption
File No. 82-4555

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, please find enclosed the following documents related to BlackRock Ventures Inc.:

1) Press release dated January 7, 2002

As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

Please indicate your receipt of the enclosed by stamping the enclosed copy of this letter and returning it to the sender in the enclosed self-addressed, stamped envelope.

Yours truly,
BLACKROCK VENTURES INC.

Don Cook
Vice –President, Finance

PROCESSED
FEB 25 2002
THOMSON
FINANCIAL

dw 2/19

File #82-4555

BLACKROCK

FOR IMMEDIATE RELEASE

BlackRock Updates Activities at its Seal Heavy Oil Discovery

CALGARY, ALBERTA, (January 7, 2002) - BlackRock Ventures Inc. (TSE:BVI) is pleased to provide an update of its activities at its recently announced heavy oil discovery at Seal, in northwestern Alberta.

BlackRock has commenced drilling its fourth horizontal well of a planned eight well test program which will provide information to establish full scale development for the area. The Company plans to drill the four remaining wells during the first quarter of 2002, which will complete BlackRock's drilling obligations for earning additional lands in the area.

The initial three wells were all successful, with combined daily production of over 900 barrels of oil per day. Further production potential exists in each well. The wells had been shut-in pending down-spacing approval from the Energy Utilities Board (EUB), which has now been obtained. The wells will be brought back on production in January.

Mr. Festival, President of BlackRock indicated that "The economics of this play are similar to the Pelican Lake field in northern Alberta, where the wells produce at high rates, with low royalties and low operating costs due to little or no sand production. Our development alone appears big enough to support a pipeline into the area, which should improve our transportation costs."

As heavy oil prices improve, BlackRock will begin to optimize production from the Seal area. Based on the 3 horizontal wells drilled to date, BlackRock sees a minimum of 50 development locations. Depending on the results of the next 5 wells, the total number of development locations could increase substantially. BlackRock's working interest ranges from 50 – 100% in 60,000 acres of land in the Seal area.

BlackRock Ventures Inc. is an oil company focused on the exploration, development and production of heavy oil. BlackRock is expanding its conventional heavy oil program which is currently producing 2,000 barrels of oil per day. In addition, BlackRock operates a thermal SAGD heavy oil project near Cold Lake Alberta and has filed a commercial application to develop the Orion EOR project into a 20,000 barrel per day operation.

Certain information regarding the Company contained herein may constitute forward looking statements under applicable securities laws. Such statements are subject to

known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements.

For further information, please contact:
John Festival
President
BlackRock Ventures Inc.
(403) 233-2253
To find out more about BlackRock Ventures Inc. (TSE:BVI),
visit our website, www.blackrock-ven.com

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